EXHIBIT 4.36

ENGLISH SUMMARY OF VERBAL FIRST AMENDMENT, DATED MARCH 27, 2015, TO THE SECOND COMMERCIAL PARTNERSHIP AGREEMENT, DATED MAY 19, 2014, BETWEEN CDISCOUNT S.A. (“CD”) AND DISTRIBUTION CASINO FRANCE S.A. (“DCF” OR THE “AGENT”)

Parties: CD and DCF (each referred to as the “Party” and collectively as the “Parties”)

Date: March 27, 2015. The present amendment shall take effect retroactively on January 1, 2015.

Background:

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On May 19, 2014 the Parties signed a “commercial partnership agreement” with effect from 1 June 2014 (the “Original Agreement”) according to which DCF supplies National brand or Private Label products to CD.

•

As they expressed their wish to amend some provisions of the Original Agreement, the Parties have met in order to sign the present amendment n°1, pursuant to the provisions of article 9 of the Original Agreement.

Summary of Major Terms:

The Parties have agreed to modify the Original Agreement by deleting Article 2 “Conditions of Product Provision, Quality and Conformity” of the Original Agreement and replacing it by the present Article 2 with the following terms:

2. Supply Conditions

2.2. Conditions

CD is free to buy or not from DCF. In this respect, CD does not grant any purchase volume guarantee nor any guarantee that it will maintain any purchase volume to DCF for the entire duration of the present agreement.

CD stays free to determine its commercial and pricing policy in accordance with the applicable law.

When it acts as the direct importer and only for the products of which it defines the requirements specification, DCF will be liable for the traceability of the products that are ordered by CD and for their placing on the national market in accordance with applicable regulations, being clarified that:

-	the products or goods are insured by the Casino group as part of the entire insurance policy “all-risk import” when the importer is in charge of the insurance under the agreed Incoterm;
-	the orders are firm and definitive according to a mutually agreed criteria;
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the price of the products supplied by DCF to CD, referred to as the TP or “Transfer Price”, will be calculated as a function of the share of purchase volume for CD as a part of the global purchase volume of the non-food products made by DCF (including any company directly or indirectly affiliated to DCF).

Thus:

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in the case where CD’s share in the global purchase volume of the non-food products made by DCF (including any company directly or indirectly affiliated to DCF) and Cdiscount is strictly greater than 35%, then the TP will be  equal to the Effective Purchase Price of the products;

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in the case where CD’s share in the global purchase volume of the non-food products made by DCF (including any company directly or indirectly affiliated to DCF) and Cdiscount is between 20% and 35%, then the TP will be  equal to the Effective Purchase Price of the products plus 0.7%;

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in the case where CD’s share in the global purchase volume of the non-food products made by DCF (including any company directly or indirectly affiliated to DCF) and Cdiscount is strictly less than 20%, then the TP will be  equal to the Effective Purchase Price of the products plus 1.5%.

In the present amendment, the “Effective Purchase Price” corresponds to the net sale price, excluding the taxes appearing on the purchase invoice, plus transportation costs and minus the amount of all the financial benefits granted by the supplier to DCF and included in the annual framework agreement on its date of signature (3 x net).

It is specified that if the benefit is not acquired by DCF at the date of CD’s invoice, the percentage of the price reduction that is taken into account will be the one booked by DCF at the said date of invoice. A regularisation shall occur depending on the conditions that are actually fulfilled at the end of the year N, by March 31, N+1 at the latest.

Furthermore, the Parties agree that all the other financial benefits not provided for in the annual framework agreement concluded with the supplier, such as commercial cooperation or “other obligations” (“4net”) as well as the mandate transactions will be returned to CD to the extent CD is entitled to these financial benefits; these amounts will be calculated and returned to CD in accordance with the calculation methods referred to above, on the basis of the provisions accounted by DCF and by March 31, N+1 at the latest.

DCF will issue invoices including taxes at every delivery of supplied products; these invoices will be discharged by CD within forty-five (45) days of the end of the month from the issuance of the invoice.

The Parties have agreed to modify the Original Agreement by adding Article 2.2 “AUDIT” with the following terms:

2.2 Audit

After giving one (1) month’s written notice to DCF, CD may have a third party, that is subject to an obligation of confidentiality, carry out an audit to control the performance of the terms of the present agreement, every year throughout the duration of the agreement, without having to justify the reasons for this audit.

CD will notify DCF of the identity of the auditor, the object and the duration of the mission as well as the name of the commissioned experts. The costs of the external auditor’s mission will be shared equally by the Parties.

The audit operations shall not disrupt the orderly functioning of DCF.

DCF will convey to the auditor the information requested for the audit.

DCF is committed to collaborate in good faith and unreservedly with any auditor thus appointed. Thus, it will facilitate the access of the auditors to any document or information or other element that is useful to the conduct of the audit mission and will facilitate its mission, especially by answering all the questions and by granting him access to all the tools and means necessary to the audit.

The auditor is subject to professional secrecy and shall, on that point, sign a confidentiality and escrow undertaking in respect of the information collected from DCF, as part of its mission, whatever the method of acquisition.

Only the results of the final audit, supplier by supplier (agreement by agreement for the suppliers who signed several agreements), will be specifically addressed to each Party as part of an audit report.

DCF is committed to make all necessary effort to allow that the audit can be completed within the time reasonably determined by CD in its notification.

The completion of any audit shall in no way constitute or be interpreted as an interference of CD in the services of DCF, nor reduce the liability of this latter.

If the audit results disclose any sum unduly perceived by Cdiscount or remaining due to Cdiscount, the Parties will carry out the adequate regularisations within 30 days after the submission of the audit report.

The provisions of the Original Agreement that are not amended by the present amendment remain in effect and fully applicable.